Exhibit 2

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE

ORDINARY GENERAL SHAREHOLDERS MEETING OF CEMEX, S.A.B. DE C.V.

Why is there an Ordinary General Shareholders Meeting?

Under Mexican law, certain matters can only be approved at an Ordinary General Shareholders Meeting. On March 30, 2017, CEMEX, S.A.B. de C.V. (“CEMEX”) will first have its Annual Ordinary General Shareholders Meeting.

What is being proposed under item I of the agenda for the Ordinary General Shareholders Meeting?

The discussion and approval of the reports for the year ended on December 31, 2016, which include CEMEX’s consolidated financial statements, report of changes in financial situation and variations of capital stock, that the Chief Executive Officer (“CEO”) of CEMEX must submit to CEMEX’s shareholders after they are informed of the reports from CEMEX’s Board of Directors committees, the report of the activities of CEMEX’s Board of Directors, CEMEX’s Board of Directors opinion on the report presented by the CEO of CEMEX, as well as the accounting policies and tax compliance reports, as required in accordance with applicable Mexican Securities Market Laws, Tax Laws and CEMEX’s by-laws. This proposal is standard for companies in Mexico at these meetings.

What is being proposed under item II of the agenda for the Ordinary General Shareholders Meeting?

The approval of a proposal for the allocation of profits for the year ended December 31, 2016. This proposal is also standard for companies in Mexico at these meetings.

What is being proposed under item III of the agenda for the Ordinary General Shareholders Meeting?

The approval of (i) an increase in the variable portion of CEMEX’s capital stock through a recapitalization of retained earnings and (ii) the issuance of additional shares to be held in treasury, as required under CEMEX’s currently outstanding convertible notes. First, as no dividend is being declared for the 2016 fiscal year, CEMEX’s shareholders will be asked to approve a recapitalization of retained earnings, whereby CEMEX’s shareholders will receive new shares of CEMEX’s capital stock resulting from the increase in CEMEX’s capital stock. As background, at CEMEX’s Ordinary General Shareholders Meetings held since 2009, CEMEX’s shareholders approved a similar recapitalization of retained earnings. Please visit CEMEX’s “Investor Center” section on CEMEX’s website at http://www.cemex.com for information on the 2016 capitalization program. Second, as a result of the capitalization, and as required by the anti-dilution provisions of CEMEX’s currently outstanding convertible notes, additional shares will be issued to be held in treasury pending delivery upon conversion of CEMEX’s currently outstanding convertible notes. This item of the agenda does not contemplate any new issuance of convertible notes. At CEMEX’s Ordinary General Shareholders Meetings held since 2011, CEMEX’s shareholders have approved a similar proposal for the issuance of additional shares to be held in treasury related to CEMEX’s then outstanding convertible notes.

What is being proposed under items IV, V, and VI of the agenda for the Ordinary General Shareholders Meeting?

In accordance with the laws of Mexico, the approval of (i) the individuals that will be proposed during the meeting to be appointed as members of CEMEX’s Board of Directors, (ii) the individuals that will be proposed during the meeting to be appointed the President, respectively for each corresponding committee, and members of CEMEX’s Audit Committee and the Corporate Practices and Finance Committee, (iii) the proposal for the compensation of members of CEMEX’s Board of Directors, Audit Committee and the Corporate Practices and Finance Committee, and (iv) the proposal to appoint the delegate or delegates to formalize the approved resolutions. These proposals are standard for companies in Mexico at these meetings.

Where can I get more information and documentation about CEMEX’s Ordinary General Shareholders Meetings?

For more information and documentation you should visit the “Investor Center” section on CEMEX’s website at www.cemex.com. Additional documentation will be made public at the “Investor Center” section on CEMEX’s website at www.cemex.com by no later than March 1, 2017.